Exhibit 99.4

Consent of Charles J Muller

The undersigned hereby consents to the incorporation by reference into the Form F-3 (No. 333-226580) of Platinum Group Metals Ltd. (the “Company”) of the report entitled “Technical Report on the Mineral Resource Update for the Waterberg Project Located in the Bushveld Igneous Complex, South Africa” (the “Technical Report”) dated effective September 27, 2018, and references to undersigned’s name contained in, or relating to, the Technical Report, as filed with the United States Securities and Exchange Commission.

Dated: November 16, 2018

/s/ Charles J Muller
Charles J Muller